UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:  September 2006                                      File No:  0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1. Interim Financial Statements for the period ended June 30, 2006

2. Management Discussion and Analysis for the period ended June 30, 2006

3. Certification of Interim Filings – CEO

4. Certification of Interim Filings - CFO

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated: September 28, 2006	Signed: /s/ Joanne Freeze Joanne Freeze, Director

CANDENTE RESOURCE CORP.
Consolidated Financial Statements
June 30, 2006
(Stated in U.S. Dollars)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Securities Administrators, the Company discloses that its external auditors have not reviewed the unaudited financial statements for the period ended June 30, 2006

CANDENTE RESOURCE CORP.
Consolidated Balance Sheets
As at
(Stated in U.S. Dollars)
(unaudited - See Notice to Reader)

	June 30, 2006	December 31, 2005 (audited)
ASSETS
Current Assets Cash and cash equivalents	$ 2,939,853	$ 681,667
Amounts receivable	67,803	32,882
Due from related party	38,457	45,205
Prepaid expenses and deposits	50,816	59,289
Marketable securities	22,397	21,496
	3,119,326	840,539
Value added tax receivable (Peru)	609,327	470,098
Unproven Mineral Rights	7,750,057	6,717,218
Equipment (note 3)	139,827	171,127
	$ 11,618,537	$ 8,198,982
L I A B I L I T I E S Current Liabilities Accounts payable and accrued liabilities	$ 188,579	$ 271,121
Due to related parties	520	3,159
Exploration funds	212,504	-
	401,603	274,280
S H A R E H O L D E R S’ E Q U I T Y Share capital (note 4)	$ 16,270,076	$ 12,409,512
Contributed surplus (note 4)	1,679,032	1,414,117
Deficit	(6,732,174)	(5,898,927)
	$ 11,618,537	$ 8,198,982

Continued operation (note 1)

Approved on behalf of the Board of Directors:

“Joanne Freeze”

“Peter de Visser”

Director

Director

CANDENTE RESOURCE CORP.
Consolidated Statements of Operations and Deficit
(Stated in U.S. Dollars)
(unaudited - See Notice to Reader)

	For the three months		For the six months
	ended June 30,		ended June 30,
Expenses	2006	2005	2006	2005
Amortization of equipment	16,804	8,727	32,259	16,886
Bank charges and interest	1,652	1,332	11,815	8,084
Corporate development	122,191	9,729	197,080	65,646
Foreign exchange (gain) loss	(183,844)	(55,304)	(121,191)	(26,375)
Interest income	(17,363)	(5,939)	(19,155)	(7,952)
International security	-	-	-	2,024
Investor relations	61,730	17,669	107,766	17,669
Legal, audit and accounting	20,905	22,356	37,228	45,917
Management and office salaries	54,294	36,154	91,615	82,525
Office, rent and miscellaneous	38,233	22,602	67,043	52,343
Travel and Accommodation	734	22,381	2,292	86,143
Regulatory and filing fees	1,732	7,028	17,954	24,785
Shareholder communications	38,376	16,886	48,690	44,006
Stock-based compensation expense (Note 4c)	56,854	19,534	356,274	109,108
Recovery of exploration bonds previously written-off	-	-	-	(77,310)
Write off of mineral properties	-	-	3,577	-
Loss for the period	(212,298)	(123,155)	(833,247)	(443,499)
Deficit, beginning of period	(6,519,876)	(4,792,319)	(5,898,927)	(4,471,975)
Deficit, end of period	(6,732,174)	(4,915,474)	(6,732,174)	(4,915,474)
Loss per share	0.00	0.00	(0.02)	(0.01)
Weighted average number of shares outstanding	49,301,444	42,572,800	49,420,536	39,417,469

CANDENTE RESOURCE CORP.
Consolidated Statements of Cash Flows
(Stated in U.S. Dollars)
(unaudited - See Notice to Reader)

	For the three months ended June 30,		For the six months ended June 30,
	2006	2005	2006	2005
Cash provided by (used for): Operating Activities Loss for the period	$ (212,298)	$(152,773)	$(833,247)	$(473,117)
Adjustment for items not involving cash: Amortization of equipment	16,804	8,727	32,259	16,886
Stock based compensation	56,854	19,534	356,274	109,108
Recovery of exploration bonds	-	-	-	(77,310)
Write-off of mineral properties	-	-	3,577	5,818
Exploration funds receivable	18,538	(14,699)	416,491	(14,699)
Amounts receivable	722,774	33,543	(34,921)	(2,606)
Prepaid expenses and deposits	30,553	30,503	8,473	33,053
Marketable securities	(976)	275	(901)	406
Accounts payable and accrued liabilities	(96,260)	(47,060)	(86,313)	27,225
Due to/from related parties	1,825	(13,641)	4,109	(21,907)
Funds used for operating activities	537,814	(135,591)	(134,199)	(397,143)
Investing Activities	(86,089)	(13,991)	(139,229)	(37,510)
Value added tax receivable
Acquisition of equipment	(1,996)	(31,721)	(959)	(35,306)
Mineral property exploration costs	(660,382)	(320,810)	(1,322,260)	(645,393)
Mineral property acquisition costs	(161,332)	(149,909)	(117,267)	(153,494)
Mineral property cost recoveries	-	-	250,000	100,000
Funds used for investing activities	(909,799)	(516,431)	(1,329,715)	(771,703)
Financing Activity	-	3,015,037	3,813,459	3,015,037
Cash received for common shares issued
Share issue costs	(27,346)	(140,230)	(91,359)	(140,230)
	(27,346)	2,874,807	3,722,100	2,874,807
Net increase (decrease) in cash and cash equivalents	(339,331)	2,222,785	(2,258,186)	1,705,961
Cash and cash equivalents, beginning of period	3,339,184	528,817	681,667	1,045,641
Cash and cash equivalents, end of period	2,939,853	2,751,602	2,939,853	2,751,602

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Unproven Mineral Rights
For the periods ended,
(Unaudited – See Notice to Reader)
(Stated in U.S. Dollars)

	Balance December 31, 2004	Net Expenditures & Write offs	Balance December 31, 2005	Net Expenditures (Recovery/Write off)	Balance March 31, 2006
PERU	$	$	$	$	$
El Tigre Property Acquisition costs	48,965	9,600	58,565)	1,500	60,065
Deferred exploration costs:					-
Assays	3,259	67)	3,326)	502	3,828
Equipment maintenance & rental	1,850	536	2,386	2,983	5,369
Field supplies & travel expenses	31,076	1,776	31,076	6,585	37,661
Field office and personnel	86,004	(155)	85,849	16,097	101,946
Geological & geophysical	34,637	3,952	38,589	53,943	92,532
Maps & publications	8,793	53	8,846	426	9,272
Site security	-	113	113	-	113
Exploration recovery	(100,000)	(50,000)	(150,000)	(50,000)	(200,000)
	112,808	(34,058)	78,750	32,036	110,786
Lunahuana Property Acquisition costs	88,182	25,272	113,454	14,937	128,391
Deferred exploration costs: Assays	9,081	151	9,232	1,102	10,334
Equipment maintenance & rental	2,910	498	3,408	859	4,267
Field supplies & travel expenses	24,153	1,288	25,441	1,815	27,256
Field office & personnel	49,196	6,546	55,742	5,479	61,221
Geological & geophysical	105,901	3,799	109,700	10,524	120,224
Maps & publications	5,586	837	6,423	846	7,269
Site security	-	-	102	-	102
	285,009	38,493	323,502	35,562	359,064
Las Sorpresas Property Acquisition costs	43,366	8,474	51,840	8,474	60,314
Deferred exploration costs: Assays	5,258	133	5,391	111	5,502
Equipment maintenance & rental	2,365	458	2,823	2,941	5,764
Field supplies & travel expenses	16,108	2,981	19,089	1,432	20,521
Field office & personnel	87,771	6,786	94,557	2,994	97,551
Geological & geophysical	75,524	16,988	92,512	2,166	94,678
Maps & publications	389	275	664	15	679
Site security	-	1,221	1,221	-	1,221
Exploration recovery	(100,000)	(50,000)	(150,000)	(50,000)	(200,000)
	130,781	(12,684)	118,097	(31,867)	86,230

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Unproven Mineral Rights
For the periods ended,
(Unaudited – See Notice to Reader)
(Stated in U.S. Dollars)

	Balance December 31, 2004	Net Expenditures & Write offs	Balance December 31, 2005	Net Expenditures (Recovery/Write off)	Balance June 30, 2006
	$	$	$	$	$
Picota Property
Acquisition costs	53,190	8,250	61,440	-	61,440
Deferred exploration costs:
Assays	4,767	29	4,796	9	4,805
Equipment maintenance & rental	6,423	77	6,500	182	6,682
Field supplies & travel expenses	11,884	214	12,098	522	12,620
Field office & personnel	20,935	2,008	22,943	269	23,212
Geological & geophysical	39,479	891	40,370	447	40,817
Maps & publications	3,106	34	3,140	1	3,141
Site security	-	10	10	-	10
	139,784	11,513	151,297	1,430	152,727
Pamel Property
Acquisition costs	85,868	18,654	104,522	14,468	118,990
Deferred exploration costs:
Assays	26,148	116	26,264	32,644	58,908
Equipment maintenance & rental	44,886	725	45,611	6,196	51,807
Field supplies & travel expenses	26,286	2,150	28,436	6,347	34,783
Field office & personnel	107,134	12,397	119,531	33,050	152,581
Geological & geophysical	126,144	9,822	135,966	69,785	205,751
Maps & publications	10,153	94	10,247	375	10,622
Site security	-	610	610	-	610
Options payments received	(145,000)	-	(145,000)	-	(145,000)
	281,619	44,568	326,187	162,865	489,052
Las Brujas Property
Acquisition costs	16,801	6,000	22,801	6,000	28,801
Deferred exploration costs:
Assays	2,606	22	2,628	66	2,694
Equipment maintenance & rental	25	57	82	324	406
Field supplies & travel expenses	7,605	159	7,764	1,212	8,976
Field office & personnel	24,687	1,604	26,291	1,811	28,102
Geological & geophysical	14,856	659	15,515	1,444	16,959
Maps & publications	2,314	18	2,332	9	2,341
Site security	-	7	7	-	7
	68,894	8,526	77,420	10,866	88,286

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Unproven Mineral Rights
For the periods ended,
(Unaudited – See Notice to Reader)
(Stated in U.S. Dollars)

	Balance December 31, 2004	Net Expenditures & Write offs	Balance December 31, 2005	Net Expenditures (Recovery/Write off)	Balance June 30, 2006
Canariaco Property Acquisition costs	120,433	14,530	134,963	33,017	167,970
Deferred exploration costs: Assays	21,356	110,953	132,309	4,341	136,650
Drilling	245,911	704,353	950,264	50,000	1,000,264
Equipment maintenance & rental	42,324	79,776	122,100	35,129	157,229
Field supplies & travel expenses	87,366	118,051	205,417	38,949	244,366
Field office & personnel	203,213	513,019	716,232	96,919	813,151
Geological & geophysical	232,864	320,319	553,183	142,098	695,281
Maps & publications	6,898	10,300	17,198	718	17,916
Site security	11,334	28,781	40,115	4,829	44,944
	971,699	1,900,082	2,871,781	406,000	3,277,781
Alto Dorado/Toril Property Acquisition costs	109,439	30,508	139,947	22,816	162,763
Deferred exploration costs: Assays	43,784	860	44,644	14,611	59,255
Drilling	146,010	-	146,010	184,212	330,222
Equipment maintenance & rental	100,970	14,498	115,468	17,146	132,614
Field supplies, camp & travel	145,149	13,320	158,469	32,298	190,767
Field office & personnel	388,041	52,179	440,220	77,241	517,461
Geological & geophysical	498,443	70,540	568,983	61,429	630,412
Maps & publications	32,465	12,212	44,677	1,889	46,566
Site security	15,430	9,886	25,316	3,564	28,880
Option payments received	-	(200,000)	(200,000)	(200,000)	(400,000)
	1,479,731	4,003)	1,483,734)	215,206	1,698,940
Other Properties Acquisition costs	247,727	89,803	337,530	63,160	400,690
Deferred exploration costs: Assays	46,773	8,176	54,949	7,184	62,133
Equipment maintenance & rental	31,062	7,738	38,800	3,865	42,665
Field supplies & travel expenses	72,166	26,723	98,889	10,270	109,159
Field office & personnel	186,598	19,337	205,935	57,251	263,186
Geological & geophysical	199,292	50,839	250,131	35,805	285,936
Maps & publications	34,960	4,604	39,564	1,077	40,641
Option payments received	(10,000)	-	(10,000)	-	(10,000)
Site security	-	3,672	3,672	-	3,672
Write-down for impairment of properties value	(25,000)	-	(25,000)	-	(25,000)
	783,578	210,892	994,470	178,612	1,173,082
Peru - Total	4,253,903	2,171,335	6,425,238	1,010,710	7,435,948

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Unproven Mineral Rights
For the periods ended,
(Unaudited – See Notice to Reader)
(Stated in U.S. Dollars)

	Balance December 31, 2004	Net Expenditures & Write offs	Balance December 31, 2005	Net Expenditures (Recovery/Write off)	Balance June 30, 2006
Mexico
El Oro
Acquisition costs	-	-	-	-	-
Deferred exploration costs
Assays	-	-	-	-	-
Equipment maintenance & rental	-	-	-	-	-
Field supplies & travel expenses	-	-	-	-	-
Field office & personnel	-	-	-	-	-
Geological & geophysical	-	-	-	16,086	16,086
Maps & publications	-	-	-	-	-
Telecommunications	-	-	-	-	-
				16,086	16,086
Mexico Total	-	-	-	16,086	16,086

	CANDENTE RESOURCE CORP. Consolidated Statements of Accumulated Unproven Mineral Rights For the periods ended, (Unaudited – See Notice to Reader) (Stated in U.S. Dollars)
	Balance December 31, 2004	Net Expenditures & Write offs	Balance December 31, 2005	Net Expenditures (Recovery/Write off)	Balance June 30, 2006
	$	$	$	$	$
CANADA (NEWFOUNDLAND)
Virgin Arm Property Acquisition costs	116	-	116	-	116
Deferred exploration costs: Assays	3,761	276	4,037	-	4,037
Equipment maintenance & rental	3,836	645	4,481	-	4,481
Field supplies & travel expenses	11,066	84	11,150	-	11,150
Field office & personnel	16,007	859	16,866	-	16,866
Geological & geophysical	73,901	3,103	77,004	-	77,004
Maps & publications	102	-	102	-	102
Telecommunications	752	230	982	-	982
	109,541	5,197	114,738	-	114,738
Staghorn Property Acquisition costs	76,763	(7,763)	69,000	20,322	89,322
Exploration bonds	10,603	836	11,439	(11,439)	-
Deferred exploration costs: Assays	5,606	(753)	4,853	-	4,853
Drilling	-	-	-	-	-
Equipment maintenance & rental	8,508	(586)	7,922	1,022	8,944
Field supplies & travel expenses	18,418	(7,507)	10,911	(32)	10,879
Field office & personnel	12,189	(4,653)	7,536	(166)	7,370
Geological & geophysical	78,295	(17,718)	60,577	(53)	60,524
Maps & publications	291	(32)	259	-	259
Telecommunications	1,337	(169)	1,168	(33)	1,135
	212,010	(38,345)	173,665	9,620	183,285
Other Properties Acquisition costs	-	-		-	-
Exploration bonds	8,465)	(8,465)		-	-
Deferred exploration costs: Assays	2,587	(2,574)	13	(13)	-
Equipment maintenance & rental	424	(397)	27	(27)	-
Field supplies & travel expenses	1,388	(956)	432	(432)	-
Field office & personnel	1,575	(1,045)	530	(530)	-
Geological & geophysical	7,420	(5,287)	2,133	(2,133)	-
Maps & publications	1	(1)	--	-	-
Telecommunications	120	322	442	(442)	-
	21,980	(18,403)	3,577	(3,577)	-
Canada Total	725,041	(433,061)	291,980	6,043	298,023
Total Unproven Mineral Rights	4,978,944	1,738,274	6,717,218	1,032,839	7,750,057

CANDENTE RESOURCE CORP.
Notes to Consolidated Financial Statements
June 30, 2006
(Unaudited – See Notice to Reader)
(Stated in U.S. Dollars)

1.

NATURE OF OPERATIONS AND CONTINUED OPERATIONS

The Company is an exploration stage company incorporated in British Columbia, Canada and its activity is the acquisition and exploration of mineral properties in Peru and Newfoundland, Canada. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition thereof. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company=s title.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments, in the normal course of business

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. References to the Company included herein are inclusive of the Canadian parent company and its British Virgin Islands subsidiaries, Candente Resource (BVI) Corp. and Canariaco Copper (BVI) Corp., and its Peruvian subsidiaries, Compania Minera Oro Candente S.A. and Exploraciones Milenio S.A. All significant inter-company transactions and balances have been eliminated.

Comparative Figures

Certain 2005 comparative figures have been reclassified to conform to the financial statement presentation in 2006.

3.

EQUIPMENT

	Cost	Accumulated	Net Book Value
		Amortization	2006	2005
Office furniture and equipment	$23,339	$(13,999)	$9,340	$10,669
Computer equipment	46,387	(26,733)	19,654	18,110
Security equipment	13,409	(5,453)	7,956	8,940
Truck	0	0	0	6,264
Exploration equipment (Canada)	38,234	(7,671)	30,563	35,956
Exploration equipment (Peru)	160,319	(88,005)	72,314	91,188
	$281,688	$(141,861)	$139,827	$171,127

4.

SHARE CAPITAL

a)

Authorized

Unlimited number of common shares without par value

b)

Issued

c)

Stock options

Expiry Date	Exercise Price	December 31,2005	Granted	Exercised	Cancelled/ Expired	Vested	June 30,2006
February 6/07	$0.17	60,000				60,000	60,000
April 5/07	$0.23	36,250				36,250	36,250
April 23/07	$0.33	65,000				65,000	65,000
September 6/07	$0.33	547,500		20,000		527,500	527,500
January 17/08	$0.48	430,000				430,000	430,000
February 4/08	$0.48	521,000			5,000	516,000	516,000
October 15/08	$0.69	59,850				59,850	59,850
October 31/08	$0.80	470,000				470,000	470,000
March 2/09	$0.80	421,650			20,000	401,650	401,650
July 6/09	$0.70	111,000				111,000	111,000
August 19/09	$0.70	160,000			20,000	140,000	140,000
October 7/09	$0.70	300,000				300,000	300,000
January 6/10	$0.70	600,000				450,000	600,000
June 15/10	$0.70	150,000		100,000		25,000	50,000
July 6/10	$0.70	200,000				100,000	200,000
November 7/10	$0.70	200,000				100,000	200,000
January 3/11	$0.70		1,053,750			263,438	1,053,750
February 9/11	$0.75		275,000			68,750	275,000
March 9/11	$0.75		375,000			93,750	375,000
		4,332,250	1,703,750	120,000	45,000	4,217,538	5,871,000
Weighted Average Exercise Price		$0.56	$0.72	$0.64	$0.72	$0.60	$0.39

At June 30, 2006, the weighted average remaining life of the outstanding options is 3.02 years (2005 – 3.54 years)

The fair value of options in 2006 and 2005 has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk-free interest rate of 3.9-4.1% (2005 – 3.3% to 3.7%); an expected life of 5 years (2002 – 5 years); an expected volatility of 52% (2005 – 40% to 49%); and no expectation for the payment of dividends.

	June 30, 2006		December 31, 2005
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of Period	43,718,954	$ 12,409,512	36,212,704	$ 9,455,852
Private Placements	5,830,066	3,960,728	7,450,000	2,931,633
Stock options	120,000	66,170	-	-
Warrants	-	-	-
Mineral Properties	82,424	47,103	56,250	22,027
Stock-based compensation	-	(213,481)	-	-
Balance, end of Period	49,301,444	$ 16,270,032	43,718,954	$ 12,409,512

4.

SHARE CAPITAL (continued)

The fair value of stock options granted to were estimated at the grant date using the following weighted average assumptions:

	2006	2005
Expected volatility	52.13%	43.95%
Risk-free interest rate	3.97%	3.62%
Expected lives	5 years	5 years
Dividend yield	0%	0%
Weighted average fair value of stock options granted	$0.34	$ 0.22

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

Share Purchase Warrants Outstanding

Expiry Date	Expiry Price	December 31, 2005	Issued	Exercised	Cancelled/ Expired	June 30, 2006
October 22/06	$0.70	300,000		-	-	300,000
March 31/07	$1.25		2,955,698	-	-	2,955,698
		300,000	2,955,698	-	-	3,255,698
Weighted Average Exercised Price		$0.70	$1.25	-	-	$1.20

5.

SEGMENTED INFORMATION

	June 30, 2006	December 31, 2005
Assets by geographic segment:
Canada	$3,482,852	$1,551,005
Mexico	16,086	-
Peru	8,119,599	6,647,977
	11,618,537	$ 8,198,982

6.

SUBSEQUENT EVENTS

On July 6th 75,000 stock options were exercised at Cad$ 0.70. On this date the Company also cancelled 75,000 stock options at Cad$ 0.70.

Candente Resource Corp. granted 100,000 stock options at Cad$ 0.80 on July 7th.

The Company received full payment on July 25th for amounts owed by related parties.

CANDENTE RESOURCE CORP.
MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis is for the year ended June 30, 2006 compared with the year ended June 30, 2005. This information is current to August 4, 2006 and has not been reviewed by the Company’s auditors.

Description of the business

Candente Resource Corp (the “Company”) is in the business of exploring for mineral deposits in Peru and in Canada. The Company trades on the Toronto Stock exchanged under the symbol “DNT”.

Introduction

The discussion and analysis of the operating results and financial position of the Company should be read in conjunction with the attached Consolidated Financial Statements and related Notes (the “Financial Statements”), which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Policies and Note 1: Nature of Operations). Unless otherwise stated, the Financial Statements and the information herein, are expressed in United States dollars. This discussion and analysis may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

The following is a summary of the key exploration projects the Company has been working on:

PERU PROPERTIES

Canariaco

The Canariaco property covers three porphyry copper-gold prospects in the Western Cordillera of the Peruvian Andes and was acquired (100% interest) from the Peruvian government in an auction for US$75,000 in 2001. At that time 10 drill holes had intersected 100 to 300 metres of significant copper mineralization over an area measuring 1.0 km by 0.750km.

The property lies in the Canares District of Ferrenafe Province in Northern Peru about 100 km NE of the city of Chiclayo and 700 km NNW of Lima. Access to the property is from Chiclayo along a paved road to Batan Grande and then via gravel road. Travel time to the property from Chiclayo averages 6 hours by four-wheel drive vehicle. An existing road west of the property is much better and requires less upgrading but needs to be extended 14 km to join to the property. There is also a paved highway 12 km north of the property that could be connected to in future to provide better access the property. The area is sparsely populated however; a local labour force is readily available and favourable to exploration and development. Elevations range from 2500 to 3600m above sea level.

Copper mineralization was first discovered at Canariaco by the British Geological Survey in 1970 through a stream sediment sampling program. In 1973, Ingemmet drilled 5 holes into the Canariaco Norte area of the property. 4 of the 5 holes returned copper intersections. Placer Dome optioned the property in 1994. They conducted additional surface sampling and drilled 3 new diamond drill holes at Canariaco Norte. All 3 holes returned copper intersections. Placer withdrew from their property option in January 1997.

In 1998, Minero Peru solicited for joint venture partners on the property. Billiton was selected and signed an option agreement in February 1999. Billiton conducted a detailed exploration of the property assisted by the construction of a new access road and camp site at the property. Billiton conducted detailed geological mapping of Canariaco Norte, Canariaco Sur and a third porphyry system they discovered and named Quebrada Verde. Billiton also conducted soil and rock chip sampling as well as IP and ground magnetic surveys over all 3 systems and re-logged all previous drill holes. At the conclusion of the preliminary work, Billiton drilled 7 holes of 1128.20 meters in total. 3 of the new holes were drilled at Canariaco Norte, 3 at Canariaco Sur and 1 hole at Quebrada Verde. The Canariaco North program extended the area of known mineralization 500m further south, that that previously defined. Although the new Canariaco Norte holes returned only near-economic grades of copper mineralization, Billiton did proceed with sequential leach assays on 12 samples of core conducted by SGS in Santiago, Chile. The tests determined chalcocite content (leachable form of copper) of 85-90% of material with a head grade of 0.78%. Billiton concluded the resource was potentially leachable. Billiton dropped the property option during a period of low mineral prices where they decided to focus on larger and more advanced properties.

In March 2001, Candente engaged engineering consultants Knight Piesold Ltd. to evaluate the Canariaco property for the necessary infrastructure for developing a SX-EW mine. Knight Piesold identified several suitable sites for heap leach pads and waste stockpiles within 1 to 2 km to the Canariaco Norte zone.

Due to the rise in copper prices, the Company resumed work on the project during the first quarter of 2004. Initial exploration comprised geological mapping, rock chip and bulk sampling, and a magnetics (geophysical) survey. This exploration helped to delineate drill targets and from September to November 2004, 2648m of core and was drilled in 12 holes.

An independent preliminary inferred mineral resource estimate was completed on March 23rd, 2005 on the Canariaco Norte Zone of the Canariaco property. This estimate is considered to be very preliminary as this resource makes up less than 15% of the volume of known mineralization. The report estimates an inferred resource of 76.5 million tonnes (Mt) grading 0.614% copper and 0.099 grams per tonne (gpt) gold at a cut-off grade of 0.30% copper. Contained metal in the resource equals 1,035 million pounds of copper and 243,000 ounces of gold.

An updated independent mineral resource estimate has been completed on April 3rd 2006 for the Canariaco Norte Zone of the Canariaco property, Northern Peru. The report estimates an inferred resource of 489 million tonnes grading 0.45% copper at a cut-off grade of 0.20% copper. Contained metal in the resource equals 4.8 billion pounds of copper.

The updated resource only comprises 73% of the lateral (66 of 90 hectares) and 50% of the vertical (320 m of the 640 m) known extents to the deposit. The deposit is still open for expansion both laterally and vertically as all drill holes to date have ended in significant copper grades, several of which are from 0.55% to 1.00% Cu.

UPDATED INFERRED RESOURCE

Cut-off Grade (% Cu)	Tonnes (Million)	Copper Grade (% Cu)	Contained Copper (Billion lbs)	Leachable Copper (% of Deposit)
0.5	172	0.63	2.4	51.1
0.4	282	0.56	3.5	50.2
0.3	390	0.50	4.3	50.9
0.2	489	0.45	4.8	48.4

Leachable copper makes up approximately 50% of the total contained copper in the Canariaco Norte deposit. Distinct zones of highly leachable copper appear both at the top of the deposit near surface, as well as at depth. An engineering scoping study is underway to assist Candente in evaluating the potential economics of an SX-EW copper operation at Canariaco and is initially focused on the near surface leachable zone as a potential Starter Pit for quick pay back of capital costs.

Total silver content has not been estimated yet as analyses were not available for all of the holes. The seven holes analyzed to date show an average of 2.5 gpt silver.

The mineral resource estimate is based on assay results from 2891.4 metres of drill core from a total of 3451.4 drilled in 15 holes of which 12 were drilled by Candente in 2004 and 3 were drilled in 1973 and 1995 by Ingemmet and Placer Dome. The Candente holes were drilled at 100 metre spacings. The estimations for the preliminary resource were capped at a copper grade of 2.0% and a gold grade of 0.3 gpt. Independent geologist James A. McCrea, P.Geo., a Qualified Person as defined by National Instrument (NI) 43-101, was responsible for the mineral resource estimate dated March 23rd, 2005 The resource estimate is classified as an Inferred Mineral Resource, consistent with the CIM definitions referred to in NI 43-101. Mineral resources, which are not mineral reserves, do not guarantee economic viability. Candente is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect its estimate of mineral resources.

The NQ-size core from the 2004 drill program was cut in half with a diamond saw and sampled at two metre intervals on the property. One half of the split core was collected by Candente's Peruvian geologists in accordance with industry standards and submitted to Actlabs in Lima, Peru for copper. Copper was analyzed by a four acid leach process on a 50 g split to give values for total copper, acid soluble copper, cyanide soluble copper and residual sulphide copper. Pulps from some of the same samples were sent to Actlabs laboratory in Ancaster, Ontario, Canada and analyzed for an additional 36 elements (including silver) using Inductively Coupled Plasma (ICP). Gold analyses on all the holes were carried out by Actlabs, Lima using Fire Assay Fusion and Atomic Absorption method on a 50g split. Five percent of all core samples were also sent to a second laboratory for check assays of total copper and total gold. Quality Assurance and Quality Control (QA/QC), including the use of sample standards, blanks and duplicates as well as chain of custody was monitored by Candente.

The core from the 1973 drill program was collected along 2 metre lengths and analysed for copper and molybdenum. The core sizes were NCD to 50 m depth, NXWL to 170 m depth and BXWL for the remainder of the hole. A total of 66 composite geological samples were analysed for total copper, molybdenum, silver and gold. The “frio de la dithizina-benceno” assay method (colorimetric analysis) was used. Analyses were carried out by Plenge Laboratory in Lima and the laboratory of INGEMMET. Candente cannot comment on the reliability of the sampling and analyses carried out, however, the fact that this INGEMMENT hole (73-001) was twinned by Candente’s 04-008 hole and the results are very similar indicate that the data is reliable.

The core from Placer Dome’s 1995 drill program was sent to and analysed by SGS-XRAL labs in Lima for copper, gold and molybdenum. No specific information on how they handled the core is available, however data from professional geologists of large companies is considered to be of high quality. In addition, Joanne Freeze has direct experience working with Placer Dome and believes that they would have had detailed QA/QC programs in place at Canariaco. These would have included the use of blanks, standards, and check assays.

Two phases of drilling were conducted on the Canariaco Property in 2005. Phase I comprised 13 holes totaling 4365m and increased the deposit 2.8 times laterally and more than doubled it vertically. The deposit became 1.2 km long, 450 m wide and up to 640 m thick. The first drill hole in this phase was collared 150m south of the area included in the Preliminary Inferred Resource and all subsequent holes were collared 150m apart in an east-west, north-south oriented grid pattern. The most southerly hole is 750m south of the Phase I drilling grid. All holes intersected significant widths of copper including significant intervals of leachable copper which when added to the 12 holes drilled in 2004, demonstrates that leachable copper occurs over a minimum area of 1.2km long by 450m wide and up to 346m thick. Leachable copper makes up 44% of the deposit to date. All results are posted at www.candentecom/s/PeruProjects_Canariao.asp.

The 13 holes nearly tripled the surface expression and more than doubled the vertical extent of grid-drilled copper mineralization. For this reason, the potential for an additional 325 Mt of copper mineralization has been added to the existing inferred resource of 76.5 Mt. Estimated grade for the 325 Mt potential is between 0.45% and 0.65% Cu.

The potential tonnage was derived by multiplying the surface area by the average width of mineralized intercepts (to give cubic m (m3)) by the specific gravity (tonnage factor derived from testing for the inferred resource estimate). Specifically this is 500 m east-west by 775 m north-south by 336 m vertical by 2.50 tonnes/m3. The area of influence used for the 325 Mt potential was 100 m laterally and 60 m vertically whereas the area of influence (circular search radius) used in the inferred resource was 75 m laterally and 60 m vertically. The difference is due to the drill hole density of the two areas and the presence of visible mineralization in additional drill holes (05-26 and 05-27) and on surface. Porphyry copper deposits tend to be more homogeneous than most deposits so the application of the variograms from the resource calculation in the northern area is applicable to the calculations for the southern half. The area included in the 325 Mt potential and the area of the preliminary resource estimate are homogeneous in lithology, alteration and mineralization. The potential tonnage estimate does not include leach cap, late mineral dykes and lower grade breccia zones especially at the bottom of the holes, which will likely be considered to be waste material.

Phase II of the 2005 drilling comprised 11 holes and it greatly expanded the area of near surface leachable copper by more than 6 times from the 2004 inferred resource. The near surface leachable zone varies in thickness from 25 meters to 346 meters. Both the leachable portion and the overall Canariaco Copper deposit are proving to be many times larger than the 2004 inferred resource and the deposit is also still open in many directions laterally as well as vertically. Drilling in 2005 expanded the area to 90 hectares.

A sequencial leach re-analysis of core from 6 holes which were drilled prior to Candente acquiring the Canariaco Property was completed in 2006. Original assays for these holes (drilled in 1973 and 1995) were only for total copper and did not determine leachable copper. The new results have expanded the near surface leachable copper zone to the east by 250 m, to the west by 250 m and to the north by 150 m. In addition to the soluble (leachable) copper identified in all 6 of the holes, the new analyses confirm the previous total copper results. The surface expression of all copper mineralization found to date at Canariaco Norte now covers an area of 90 hectares. Of this, 87 hectares covers a near surface leachable copper zone. An updated Independent Preliminary Inferred Resource Estimate is currently being conducted using all 2004 and 2005 drill holes, as well as previously drilled holes. This resource will significantly add to the 76.5 million tonnes obtained from the 2004 inferred resource..

An Engineering study is also currently underway to assist in determining the grade and throughput options required for an economic copper heap leach, SX-EW operation on the property. The study is being conducted by independent engineers who have extensive international and Peruvian experience in such operations. Two groups of engineers have visited the property and concur with the low cost amenability of the project.

A near surface leachable potential Starter Zone has been identified within the updated independent inferred mineral resource estimate of 489 million tonnes (Mt) grading 0.45% copper (see News Release dated April 3rd, 2006) on the Canariaco Norte Zone of the Canariaco property, Northern Peru. The Starter Zone contains an Inferred Resource of 131 Mt grading 0.50% copper at a cut-off grade of 0.20% copper. Contained metal in the starter zone equals 1.44 billion pounds of copper.

Leachable copper makes up approximately 65% of the total contained copper in the Starter Zone, however, higher grade zones with higher percentages (approximately 87%) of leachable copper have also been delineated within the Starter Zone and are shown in Table II below. Both the Inferred Resource and Starter Zone are open for expansion both lateraly and vertically as all drill holes to date have ended in significant copper grades, several of which are from 0.55% to 1.00% Cu. The Inferred resource only comprises 73% of the lateral (66 of 90 hectares) and 50% of the vertical (320 m of the 640 m) known extents to the deposit.

TABLE I: LEACHABLE STARTER ZONE - INFERRED RESOURCE1

Cut-off Grade (% Cu)	Tonnes (Million)	Total Copper Grade (% Cu)	Contained Copper (Billion lbs)
0.5	60	0.66	0.87
0.4	72	0.60	0.95
0.3	114	0.54	1.35
0.2	131	0.50	1.44

1 - Results based on total copper cut-of

TABLE II: DISTINCT2 HIGHLY LEACHABLE PORTIONS OF STARTER ZONE - INFERRED RESOURCE3

Cut-off Grade (% Cu)	Tonnes (Million)	Total Copper Grade (% Cu)	Contained Copper (Billion lbs)
0.5	22	0.75	0.36
0.4	39	0.66	0.57
0.3	68	0.57	0.85
0.2	100	0.52	1.14

2 - Near surface leachable copper in zones of greater than 5 metres in thickness

3 - Results based on leachable copper cut-of

Mike Casselman, Director and General Manager Exploration of Candente, states “The potential quick payback offered by the near surface leachable copper at Canariaco Norte has the capability to turn the deposit into a near-term copper producer. The quick payback potential and leachability also means that production could start as a small operation and gradually grow into a more substantial producer as economics prove to warrant such.”

The Preliminary Assessment and Economic Evaluation (PAEE) on the Canariaco Norte deposit in Northern Peru was completed by Merit Consultants International Inc. (Merit) on June 26th, 2006. Capital costs (Cap Ex) for the 30,000 tpd Stage I of the project are estimated to be in the order of US$142 million (M), based on contract mining and including a US$16 M for contingency. An expansion to 60,000 tpd is estimated to cost approximately US$67.5 M and scheduled to come from revenues in year four. The estimate has an accuracy of ± 30% at this time, which is in keeping with studies at this level. Annual copper cathode production (LME grade A) is estimated to range from 82 to 164 M pounds per year (37 to 75 thousand tonnes per year) over a 25 year mine life.

Using a price of $2.00 per lb copper, an 8% discount rate and the criteria below Merit estimated the following:

·

Total cash flow of approximately US$1.9 Billion

·

Annual cash flow of an average US$76 M over the 25 year life of mine

In addition, cash flow analyses were carried out at copper prices ranging from $1.10 to $3.50. The following table shows a summary of estimated NPV’s, IRR’s and Years for Payback at various copper prices.

Cu Price		Discounted NPV's x $1,000,000 (M)				Payback	IRR
	0%	5%	8%	10%	15%	Years	%
1.10	$272	$103	$55	$33	$0.5	6	15
1.25	$554	$239	$149	$109	$47	5	25
1.50	$1,016	$457	$299	$229	$121	3	36
1.75	$1,488	$685	$457	$356	$200	2	49
2.00	$1,927	$888	$593	$463	$263	2	56
2.50	$2,846	$1,327	$897	$707	$414	2	76
3.00	$3,762	$1,766	$1,200	$949	$563	1	95
3.50	$4,612	$2,149	$1,453	$1,146	$675	1	96

Alto Dorado/Toril

The Alto Dorado property is situated in Northern Peru in the Department of La Liberated, 20 km south of the town of Santiago de Chuco. It is within the same belt of Tertiary-age volcanic rocks as the world-class Yanacocha gold deposit. In the Ana-Olla zone anomalous levels of gold, copper and several other elements in soils overlie an extensive hydrothermal alteration zone, which has a north-south extent of 9 km and an east-west extent of 2 to 3km. An Induced Polarization (IP) survey completed in October 2004, has outlined a chargeability anomaly over an area extending 7 km by 1 km and is still open. The chargeability signature is typical of disseminated mineralization found in porphyry deposits and occurs within the geochemical anomalies and alteration zone. A Time Domain EM (TDEM) survey was also carried out over the Toril and Ana zones high sulphidation target areas and identified several high resistivity targets.

A Phase One diamond (core) drilling program comprising 1050 metres in nine holes was carried out in July and August of 2004. The holes were drilled to depths of 46m to 201m. Eight of the holes were drilled in the Toril zone high sulphidation gold zone and one in the combined Ana-Olla zone porphyry gold-copper zone. Two of the eight holes at Toril were terminated prior to reaching target depths due to drilling difficulties.

The most significant results from the drilling were obtained in the Ana-Olla Zone where diamond drill hole (DDH) 04-008 intersected alteration and mineralization typical of gold-copper porphyry deposits over a depth of 189 metres. The IP survey was not completed at the time of the drilling and therefore the drill hole was targeted using a combination geochemistry, geology significant copper-gold and results from a 1998 Hecla reverse circulation drill hole. Once the IP survey had been interpreted it was evident that DDH-04-008 was drilled in a fault zone and on the margin of the extensive IP chargeability anomaly. Porphyry style alteration and mineralization is evident on surface above the chargeable body over a 1.8 km length and 0.8 km width.

Chalcopyrite and chalcocite (copper minerals) occur as disseminations (particles) and in quartz stockwork over much of the drill hole. Molybdenum (Mo) was observed starting at 80 metres to the bottom of the hole as disseminations and in stockwork. Gold (Au) and copper (Cu) levels ranging from 0.1 grams per tonne (gpt) to 1.2 gpt Au and 0.1 percent (%) to 0.69% Cu occur in 100 of the 130 samples collected. The average grades intersected over the 160 metres of mineralization in this hole are 0.22 gpt gold and 0.17% copper, which demonstrate a strong gold and copper bearing system but are not believed to be in the best part of the porphyry system.

In December 2005, the Company announced that it had entered into an option agreement with Gallipoli Mining of Australia for the Property whereby Gallipoli may earn a 50% interest in the Property by incurring exploration expenditures of US$5.4 million over 3.5 years on the Property, Stages I and II. Gallipoli can also increase their interest to 65% by funding and completing a bankable feasibility study on the Property within an additional 3 years, Stage III.

Stage I comprising a US$400,000 drilling program will commence in early January 2006. The Company has the right to operate all exploration during Stages I and II. In addition to the exploration expenditure commitments, Gallipoli has the right to exercise 320,000 warrants at Cdn $0.90 only if they elect to proceed from Stage I to Stage II exploration. The 320,000 warrants are exercisable for a period of 60 (sixty) days starting from the date that all results from the Stage I exploration program have been released to the public and must be exercised prior to commencement of Stage II exploration. Gallipoli also has the right to exercise 215,000 warrants at Cdn $1.35 only if they elect to proceed from Stage II to Stage III exploration. The 215,000 warrants are exercisable for a period of 60 (sixty) days starting from the date that all results from the Stage II exploration program have been released to the public and must be exercised prior to commencement of Stage III exploration.

In January and February 2006, a 1894.40 metre drill program in six holes was carried out on the Alto Dorado Property to test the largest and most northern one of three porphyry centres on the property. Results confirm the presence of a very extensive porphyry style copper system. In addition, two zones of high sulphidation alteration and mineralization (native sulphur, enargite, massive to vuggy silica and alunite) were intersected in the two northern most holes. Two of the holes are believed to have been drilled over the centre of the system. It is believed that a higher grade core could lie beneath this area as the alteration and mineralization was getting stronger with depth. A consistent TDEM resistively anomaly and large circular IP chargeability anomaly located just north of the area of drilling and high sulphidation alteration could be a high sulphidation gold target. The drilling was funded by Gallipoli Mining and future drilling is recommended for the two southern porphyry targets and deeper drilling on the northern porphyry as well as the northern high sulphidation target.

On May 8th, 2006 The Company reported that Gallipoli Mining withdrew from their option agreement on the Alto Dorado gold-copper project in Peru. Candente has now reverted back to 100% ownership of the property.

El Tigre

El Tigre is an epithermal gold/silver exploration project located in Northern Peru approximately 30 km east of the city of Chiclayo and totals approximately 3200 hectares. The property lies adjacent to a paved road and travel time from Chiclayo is about 30 minutes. The El Tigre property is located in the Coastal belt of Peru where exploration is possible year round. El Tigre is an epithermal gold project where gold values from 0.5 to 9.5 gpt occur over a 2 km long target area. Mineralization is considered to be low sulphidation (El Penon type). El Penon produces gold at $44 per ounce for Meridian Gold in Chile, which makes El Tigre an excellent exploration target type.

In March 2004, the Company announced that it had entered into an option agreement with Orex Ventures Inc. for the property, but the property has since reverted 100% back to Candente. Candente will carry out additional geophysical surveys, geological mapping and rock chip sampling to delineate drill targets on the project.

Las Sorpresas

The Las Sorpresas property covers 2,827 hectares in Northern Peru. It lies about 600 km north of Lima and about 40 km north of the city of Cajamarca. It is located just south-south-east of the Yanacocha deposits held by Buenaventura and Newmont. Nine separate deposits have been discovered to date at Yanacocha and reserves are reported to be in the order of 35 million ounces of gold. The Yanacocha deposits are high sulphidation epithermal gold deposits occurring within a mid to late Miocene dome field and associated volcaniclastic rocks. Structural controls are north-easterly and north-westerly. Copper mineralization occurs at depth below the gold deposits.

Reconnaissance geological mapping and a preliminary stream sediment sampling survey have been conducted over the property. Levels of gold are highest (189 to 789 parts per billion) towards the centre of the property indicating a potential gold source within Las Sorpresas. Anomalous levels of mercury occur in soils also near the centre of the property. Mercury is one of the exploration tools used to discover buried gold zones at Yanacocha.

The property is underlain by siliceous tuffs belonging to the Calipuy Formation, which are similar to those hosting the Yanacocha deposits. Several circular, semi-circular and domal features have been identified on the northern end of the claims. North-easterly structures crosscut the property.

Argillic alteration at the northwestern end of the property is believed to be part of the system that hosts one of the Yanacocha deposits. Rock samples from this area contain strongly anomalous values of mercury (3000 to >5000 ppb). Opalized and brecciated feldspar porphyry containing both early and late stage opal, likely represents the shallow portions of an epithermal system. In other parts of the property, stream sediment samples are anomalous in gold, mercury, arsenic and lead.

In March 2004, the Company announced that it had entered into an option agreement with Orex Ventures Inc. for the property. Orex may earn a 51% interest in the project by incurring exploration expenditures of US$2.5 million over 3.5 years as well as paying Candente US$15,000 in cash and issuing 250,000 common shares to Candente by January 31, 2008. Orex is required to spend US$250,000 on the project by June 30, 2004, which will be used to delineate drill targets. The agreement has been approved by the TSX Venture Exchange.

The property remains largely unexplored and the Company has a very limited understanding of the property’s geology. Additional field work, including mapping and sampling, will be necessary in order to more fully understand the property’s geology and its potential to host epithermal deposits. In 2004 several IP lines were completed on the north end of the property. Results were not definitive. Under the option agreement with Orex Ventures, Candente will conduct exploration on the project. Candente is currently attempting to negotiate surface agreement with local landowners in order to conduct a deeper penetrating IP survey.

Pamel

The Pamel prospect covers approximately 5,800 hectares in the Western Cordillera of the Peruvian Andes, which also hosts the Pierina and Yanacocha gold mines. The property is accessible by road from three different routes. As at Pierina, both polymetallic veins and porphyry style alteration and mineralization occur peripherally to a high sulphidation alteration zone on the Pamel prospect. Calipuy Formation volcanic rocks similar to those hosting the Pierina deposit underlie the Pamel claims. On the property the Calipuy is represented by andesitic to rhyolitic volcanic flows and tuffs including crystal-lithic tuffs, tuff breccias and dykes of dacitic to porphyritic mafic compositions. Structural control is both north-westerly and north-easterly as it is throughout the Western Cordillera.

Hydrothermal alteration typical of a high sulphidation epithermal deposit occurs over an area of two kilometres by four kilometres. Massive staining by goethite, hematite and jarosite creates a large colour anomaly. Alteration comprises massive and porous to vuggy silica, hydrothermal breccias, advanced argillic (alunite, dickite, kaolinite and quartz), argillic and propylitic zones. Anne Thompson of Petrascience Consultants Inc. considers the alteration and style of mineralization at Pamel to be consistent with a high-sulphidation epithermal to magmatic hydrothermal environment.

Anomalous levels of gold, mercury, arsenic, antimony, bismuth and barium occur in zoned patterns over a large portion of the hydrothermal alteration zone. Highly anomalous mercury levels (>50 ppm) are associated with a massive silica zone (in part rhyolite) at the northeast end of the hydrothermal alteration zone. Anomalous gold values most commonly occur in porous to vuggy silica alteration zones in tuffaceous rocks and breccia zones. Trenching was carried out in an area where scarce outcrops typically carry anomalous gold values. Samples of very weathered bedrock in all three trenches contained anomalous levels of gold. In one of the trenches, gold values ranging from 100 to 340 ppb gold occur over a 24 metre length.

In November 2005, the Company announced that it had entered into an option agreement with Orex Ventures Inc. for the Pamel Property. Orex may earn a 51% interest in the project by incurring exploration expenditures of US$2.5 million over 3.5 years on the Property. Candente will have the right to operate all exploration over the 3.5 years. In addition to the exploration expenditure commitments, the Company will receive 60,000 shares in Orex upon approval of the option agreement by the TSX Venture Exchange and will receive additional staged shares issuances for a cumulative total of 250,000 shares in Orex by May 31, 2010.

Since December 2005, 2823 soil geochemical samples have been collected over an area covering 31.6 square km. In June 2006, an Induced Polarization (IP) survey was completed and a highly resistive body with features typical of massive silica was delineated over a length of 2 km and a width of 500m. Anomalous levels of gold, silver, lead, arsenic, barium, mercury and antimony in soils occur with or near the resistive body and continue for approximately 1 km to the north-east. It is unknown what occurs in the northern portion of the property beyond the northern extent of the surveys.

The resistivity body occurs near surface and to a depth of at least 100 m and a high chargeability body occurs just below this. Vuggy silica often occurs at the interface between resistive and chargeable zones. Vuggy silica is the typical host rock for gold mineralization in high sulphidation deposits such as Yanacocha, Pierina and Alto Chicama (greater than 70 million (M) ounces (oz) gold) Peru. At Pamel, vuggy silica float has been found where the highest gold values occur in soil samples.

MEXICAN PROPERTIES

El Oro

Candente and Canaco Resources Inc. (CAN:TSX.V) (Canaco) entered into an option agreement to jointly acquire up to a 70% interest in the 67 square kilometre El Oro gold property, located in Central Mexico. The property is being optioned from Minera Luismin SA de CV (Luismin), a 100 percent owned subsidiary of Goldcorp Inc. The property has excellent road access and is located 120 km northwest of Mexico City in the States of Mexico and Michoacan.

The El Oro Mines have collectively been described as some of the most significant high-grade, gold-silver producers in the history of Mexican mining, with past production of approximately 20 million gold equivalent ounces. The town of El Oro hosts the largest known vein systems in the region with past production from veins varying between 1 and 70 metres in width. One vein alone, Veta San Rafael, produced in excess of 5 million gold equivalent ounces during a mine-life of 45 years. Veta San Rafael’s average grade of production was 10 grams gold per tonne and 120 grams silver per tonne, over an average width of 10 metres; to a vertical depth of 250 metres and over a strike length approaching 3.5 kilometres.

The El Oro claims host a large under explored area with excellent potential for the discovery of new (blind) veins. Most of the gold and silver production to date from the El Oro veins has been from a 4 kilometre wide structural corridor, which becomes buried under younger volcanic cover to the east-northeast of the San Rafael Mine. Recent geochemical data has indicated potential for the discovery of additional veins below these younger volcanic rocks. In addition many gold-silver bearing veins mined in the western part of the district remain open at depth and along strike. These targets will be the initial focus of Candente-Canaco’s upcoming exploration program.

A historic in-situ resource of approximately 1.7 million ounces of gold and 34 million ounces of silver (17 M tonnes @ 3.67 g/t Au plus 69.43 g/t Ag) has been estimated from the San Rafael Mine by Luismin and published in company reports in 1972 and 1992. This resource estimate is considered historic in nature, and it is unknown if it complies with current NI 43-101 standards. Furthermore, this estimate has not been verified by Candente and Canaco and therefore should not be relied upon.

Diamond drilling is planned to commence during the fourth quarter of 2006. Prior to drilling, exploration will focus on a thorough compilation of all historical data as well as intensive field work to delineate drill targets.

The Option agreement, entered into jointly (50/50) by Canaco and Candente, gives the combined companies the right to earn up to a seventy percent (70%) interest in all of the 24 El Oro exploration and mining concessions (14,950 hectares), held by Luismin.

The terms of the Agreement are as follows:

1.

Earn a 50% interest by expending US$5,000,000 on exploration and issuing 250,000 common shares in each of Canaco Resources Inc and Candente Resource Corp over a three year period and;

2.

Earn an additional 20% interest by expending an additional US$5,000,000 (US$10,000,000 total for 70% total interest) on exploration and development over an additional two (2) years.

3.

Goldcorp retains the right to earn-back in to a 70% interest by spending US $25,000,000 within four years on additional exploration and development.

4.

Goldcorp has the right to participate in future equity financings by each company, up to the greater of: their current percentage interest held in each company or 10% of the financing.

NEWFOUNDLAND PROPERTIES

Staghorn

The Staghorn property is located in Southwestern Newfoundland, approximately 60 kilometres southeast of the seaport of Stephenville. The property comprises 3 licenses with 196 claims covering approximately 4900 hectares. The claims were staked by Edwin Northcott and Gilbert Lushman, two local prospectors, between 1998 and 2004. Candente Resource Corp (Candente) has an option to purchase 100% interest in the claims from the prospectors. On March 15, 2004, Candente entered into an agreement with Goldcorp Inc. ("Goldcorp"), whereby Goldcorp has the right to earn a 70% interest in the Staghorn property by financing all exploration and acquisition costs and completing a bankable feasibility study by January 2010. Bankable feasibility must be reached by January 2010 or Goldcorp must spend a minimum of Cdn$1,000,000 per year starting in 2009 to keep the option current. The option agreement with Goldcorp was terminated during 2005.

Large tonnage gold potential with similarities to intrusion-hosted orogenic deposits in the Tien Shans in Central Asia (Muruntau and Kumtor: 175 and 19 Moz) has been recognized on the Staghorn Property. Similarities include host rocks, structural setting, alteration, mineralization and metal suites.

During the summer of 2003, Candente carried out exploration on the property which included: an interpretation of a 1981 Airborne magnetic/EM Survey for structure, geology and magnetic anomalies; collection of 15 lake bottom sediment samples; 89 rock float, grab and channel samples; and geological mapping. The 89 rock samples comprise: 49 one meter outcrop channel samples from trenches TR-02-1 to TR-02-3 in Area 1; 5 subcrop samples from historic pits dug in 2001 in deep overburden east and west of Area 1; 12 selected outcrop samples from various traverses along the area to the south of Wood Lake; and 23 angular, locally derived rock float samples.

Gold values ranging from 0.5 to 25.7 grams per tonne (gpt) - (many in the 3 to 5 gpt range) occur in Area 1 in rocks comprising 1m channels in trenches, selected samples and angular float in pits over a 70 by 30 m area. The trenched portion extends 42 meters (m) in length and 10 to 20 m in width. This recently discovered zone was exposed by the removal of 10 metres of overburden. Locally derived angular, mineralized float can be found for several hundreds of meters on either side of the trenched bedrock mineralization. Overburden masks outcrop exposure outside the trenched area and on much of the property.

In June 2004 Candente conducted an induced polarization IP survey and identified several high chargeability zones. . The high chargeability zones were identified by a recently completed Induced Polarization (IP) survey and covered 3.2 km of strike length. Gold has been identified to date at several locations over 2.5 km of the same trend. The high chargeability signature also fits that expected for a sulphide bearing gold system similar to the type of mineralization found to date on the property.

In April 2005 Candente conducted a 12 hole, 1868 metre drill program. The program was funded by Goldcorp and was carried out by Petro Drilling Company Limited of Newfoundland. Drilling targeted combinations of Induced Polarization chargeability highs, gold bearing structures interpreted from ground magnetics and airphoto interpretation, and associated anomalous gold values from trenches, rock float and lake bottom sediments. Several targets remain untested due to problems with weather and drilling.

Of the twelve holes drilled, nine tested for gold in a number of different target combinations along the main trend of gold mineralization. Two holes tested the potential for Buchans and Messina style volcanogenic massive sulphide (VMS) stratigraphy. The final hole was located to test a unit of felsic volcanic rocks that trend into the north end of Wood Lake where elevated base metals values occur in lake-bottom sediments. This hole did not reach bedrock due to overburden drilling difficulties.

The following grades and widths of gold mineralization were intersected in two holes that tested a felsic sill/dyke along a major structure: 1.49 grams per tonne (gpt) over 1.5 m, 1.69 gpt over 1.5 m, 2.01 gpt over 0.9 m, 6.25 gpt over 1.0 m and 11.25 gpt over 1.5 m within two larger intervals of 1.47 gpt over 22.5 m and 0.23 gpt over 52.9 m from the respective holes. While these results are considered to be anomalous, the possibility of encountering a large bulk tonnage gold deposit within the explored area has been reduced.

The two holes that tested for VMS style stratigraphy did not intersect any base metal mineralization within interbedded mafic volcanic and sedimentary rocks. IP chargeability highs were explained by the presence of thinly banded pyrite within the sedimentary units. The more favourable felsic volcanic stratigraphy in the northern portion of the Staghorn property remains untested.

In light of the results obtained and the recent base and precious metal VMS discovery made by Messina Minerals Inc., 35 km to the northeast of the Staghorn property, the sequence of felsic volcanic and sedimentary rocks found in the northern portion of the Staghorn property, is considered to have the best potential for further exploration on the property.

Virgin Arm

The Virgin Arm property is a 2,300 hectare gold exploration project located in the Botwood Basin of central Newfoundland. The property lies just north of the town of Summerford, approximately 80 kilometers north of the City of Gander. Access is by Provincial Highway from Gander to Summerford. The Company originally staked 89 claims on April 5, 2002. On September 26, 2002, the Company staked an additional 3 claims along the northern part of the original property.

During the 1980’s, the Geological Survey of Canada conducted regional lake bottom sampling. Based upon these results, Noranda Exploration Company Limited staked a series of claims in the area, which included the current boundaries of the Virgin Arm property. From 1989 to 1996, Noranda conducted an exploration program consisting of prospecting and reconnaissance geochemistry sampling over portions of the property. In 2002, Candente followed up the Noranda results with prospecting, silt and rock sampling, coarse gold panning, linecutting, soil sampling and grid geological mapping. 5 new gold showings have been identified to date.

During 2003, the Company conducted mapping, sampling and trenching on the property. During 2004, the Company reviewed the results and further exploration on the project to delineate drill targets would consist of a two step exploration program on the property. The first would include soil and rock chip sampling in target areas previously identified through prospecting. The second would include pitting and trenching to test bedrock beneath areas of encouraging gold results in soil and/or rock samples taken during step one. This program has not yet commenced.

Results of Operations

The Net Loss for the period totaled ($833,247), or ($0.02) per share, compared to a loss of ($443,499), or ($0.01) per share, in the prior year. The main differences in expenses between the two years are as follows:

International Security expense of ($Nil) has decreased compared to ($2,024) in 2005 as the Company felt the use of local security services in Peru to be more beneficial in protecting its personnel in the field;

Legal, audit and accounting of ($37,228) versus ($45,917) in 2005 due to the company is completing more work internally that in the past been done by outside consultants;

Management and Office salaries of ($91,615) versus ($82,525) in 2005 due to management salary increases and consulting fees compared to 2005.

Corporate Development increased to ($197,080) from ($65,646) in 2005 as management attended many industry conferences and travel and other expenses related to company development increased.

Stock-based compensation expense increased to ($356,274) from ($109,108) in 2005, as the company issued many Stock Options to Directors, consultants and employees during the period.

The Company earned interest income of $19,155 in 2006 compared to $7,952 in 2005 due to higher average cash balances. The foreign exchange gain of $121,191 in 2006 compared to a gain of $26,375 in 2005 was due to favourable foreign exchange during the periods.

The operational effectiveness of the Company’s activities in Peru has improved due to an increasingly favourable Canadian to U.S. dollar and Peruvian sole exchange rate. The Company maintains its own equipment, premises and staffing in Peru and as a result management believes that cost control is very good. The Company’s properties are located in various climate zones in Peru and as a result the Company is always able to conduct activities on some of its properties.

Summary of Quarterly Results

Net loss by quarter

	Q1	Q2	Q3	Q4	Total
	$	$	$	$	$
2006	(620,949)	(212,298)			(833,247)
2005	(320,344)	(123,155)	(510,355)	(473,098)	(1,426,952)
2004	(446,656)	(293,674)	(98,676)	(717,926)	(1,556,932)

As the Company is still in the exploration stage, variances in its quarterly losses are not affected by sales or production-related factors. Year over year increased costs are generally attributed to successful financing activities which result in the Company being able to conduct more exploration, which results in additional overhead costs to maintain its activities.

Capital Resources and Liquidity

The Company raised gross proceeds of Cdn$4,573,056 on closing a private placement on March 31, 2006 whereby the Company issued 5,380,066 units at Cdn$0.85. Each unit will consist of one share and one half-share purchase warrant. One whole non-transferable share purchase warrant permits the holder to purchase one share of the Company at a price of $1.25 per share for a period of twelve months following closing. The shares issued in this placement will be subject a four-month hold period. The majority of the financing is with funds controlled by Sprott Asset Management of Toronto and Top Gold of Zurich. Candente will pay MaxCapital Markets Ltd. of Toronto, a finder's fee of 7% in cash and 7% in warrants on proceeds received only on independent placees introduced to Candente by them and to Brighton Capital Corp. of Los Angeles a finder's fee of 6% in cash and 6% in warrants only on independent placees introduced to Candente by them.

In January and July 2006 the Company issued 20,000 shares at Cdn$0.33 per option and Cdn$0.70 respectively on the exercise of stock options. The Company cancelled 120,000 shares in February and July 2006. The Company issued 1,803,750 stock options during 2006 exercisable at Cdn$0.70, Cdn$0.75 and Cdn$0.80.

Of the total 5,821,000 options outstanding. 4,177,563 are “in the money” at August 4, 2006, and are potentially exercisable to generate $2,540,772 in additional funding.

The Company does not anticipate the payment of dividends in the future.

Off-Balance Sheet Arrangements –

The Company has no off-balance sheet arrangements.

Related Party Transactions

On July 25th the Company received full payment for all amounts owed from related parties detailed in Note 8 of the Financial Statements

Critical Accounting Estimates

The Company does not have any critical accounting estimates.

Changes in Accounting Policy

No changes.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash, marketable securities, accounts receivable, due from related parties, accounts payable and accrued liabilities and due to related parties, some of which are denominated either in Canadian dollars, U.S. dollars or New Peruvian soles. These accounts are recorded at their fair market value. The Company is at risk for a financial gain or loss as a result of foreign exchange movements against the United States dollar. In the period ended June 30, 2006, the Company recorded a foreign exchange gain of $121,191 compared to a gain of $26,375 in 2005. The Company does not have major commitments to acquire assets in foreign currencies at this time, but does expect that certain significant future expenditures will be denominated in New Peruvian soles or U.S. dollars.

The Company has Value Added Tax Receivable of $609,327 in which it has retained the services of advisors and personnel for the purposes of recovering these amounts from the Peruvian Government.

The Company has placed its cash and cash equivalents in liquid bank deposits, which provide a variable rate of interest.

Outstanding Share Data

The Company has one class of common shares: as at August 4, 2006 there were 49,376,444 common shares outstanding.

The Company received additional funding of Cdn$129,100 from the exercise 175,000 common shares options at Cdn$0.70 and 20,000 common share options at Cdn$0.33

The Company has a stock option plan: As at August 4, 2006 there were 5,821,000 stock options outstanding, of which 4,483,188 have vested.

The Company has a total of 3,255,698 warrants outstanding as at August 30, 2006 exercisable at Cdn$0.70 and Cdn$1.25, expiring October 22, 2006 and March 31, 2007

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral exploration and development Company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report.

The Company’s financial success is subject to general market conditions, which affect mining and exploration companies. The value of the Company’s mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the Company has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the U.S. dollar and Peruvian sole. The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. The Company’s ability to hedge future foreign exchange rates is affected by its creditworthiness. Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted. The Company also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances. The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discover of an economic mineral deposit. The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While the Company has used its best efforts to endure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

Cautionary Statement:

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact herein including, without limitation, statements regarding potential resources and reserves, exploration results, production rates and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and scope of exploration programs, (ii) estimates of stock compensation expense and (iii) estimates of reclamation and closure costs. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements, in particular the estimates do not include input cost increases or gold price variations that could occur in future. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time with Canadian Regulatory authorities on SEDAR, the U.S. Securities and Exchange Commission (SEC) and other regulatory authorities. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and the Company’s does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, political and operational risks, which are described in the Company’s 2005 Annual Information Form filed on SEDAR (www.sedar.com) and 2005 Annual Report on Form 20-F on file with the SEC (www.sec.gov) as well as in the Company’s other regulatory filings.

FORM 52-109F2

CERTIF1CATION OF INTERIM FILINGS

I Joanne C. Freeze, President and Chief Executive Officer, Candente Resource Corp certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Candente Resource Corp, (the issuer) for the interim period ending June 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that recurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 15, 2006

"Joanne C. Freeze"

 President and CEO

FORM 52-109F2

CERTIF1CATION OF INTERIM FILINGS

I, Peter de Visser, Chief Financial Officer and Director, Candente Resource Corp certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Candente Resource Corp, (the issuer) for the interim period ending June 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that recurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 15, 2006

"Peter de Visser"

 CFO and Director